

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Mr. James E. Parisi
Chief Financial Officer & Senior Managing Director
Finance and Corporate Development
CME Group Inc.
20 South Wacker Drive
Chicago, IL 60606

      Re: CME Group Inc.
             Form 10-K for the Year Ended December 31, 2012
             Filed March 1, 2013
             File No. 001-31553

Dear Mr. Parisi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Jonathan Wiggins

                       Jonathan Wiggins
                       Staff Accountant